COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

October 11, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Variable Insurance Trust

Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund

Columbia Variable Portfolio – U.S. Flexible Growth Fund

Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund

Post-Effective Amendment No. 67 File Nos. 033-14954/811-05199

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on September 29, 2016 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Variable Insurance Trust (the Registrant) on behalf of its series, Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund, Columbia Variable Portfolio – U.S. Flexible Growth Fund, and Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund (each, a Fund, and , collectively, the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables and Examples for each Fund with the response letter.

Response:	See Exhibit A to this letter.

Comment 2:	In the second sentence of the fourth paragraph of the Summary of the Fund – Principal Investment Strategies section that discusses how the allocation might work, consider revising the example, if possible, to be more “plain English.”

Response:	After consideration of the Staff’s comment, the Funds believe that the example discussion is written as simply as can be (and in “plain English”) so as to be understood by investors.

Comment 3:	Explain in “plain English” how the complete investment strategy will work and the distinction between the three Funds.

Response:	The details of the Funds’ investment strategies are described in the More Information About the Fund’s sub-section Principal Investment Strategies, which the Funds’ believe is written in “plain English”. The key distinction between the Funds, as disclosed in the Funds’ principal investment strategies, is a Fund’s targeted level of effective equity market exposure (as described in the Funds’ principal investment strategies), which, under normal circumstances, may range as follows:

Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund: 0 to 50% of its net assets;

Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund: 0 to 70% of its net assets; and

Columbia Variable Portfolio – U.S. Flexible Growth Fund: 0 to 90% of its net assets.

Within these ranges, a Fund’s targeted and actual effective equity market exposure is subject to change, including on a daily basis.

Comment 4:	The first sentence under the Tactical Allocation section in the Summary of the Fund – Principal Investment Strategies section that discusses the Fund’s investment in derivative instruments is written as though those derivatives are in addition to the derivatives disclosed in the first bullet point. Revise the sentence to be consistent with the bullet point.

Response:	While the Funds believe that the disclosure, as written, is clear that derivatives are a component of the “Tactical Assets”, the Funds have revised the sentence after the bullets as follows:

Collectively, these assets are referred to as the Tactical Assets (which are described below under “Tactical Allocation”).

Comment 5:	The Summary of the Fund – Principal Investment Strategies section includes investment in mortgage- and other asset-backed securities. Supplementally explain the types and amounts of mortgage- and other asset-backed securities which the Funds may invest in.

Response:	The Funds currently anticipate at launch (which may change thereafter, including daily) investing directly in agency mortgage-backed securities in the to-be-announced (TBA) market, in the range of approximately 3% - 7% of a Fund’s net assets depending upon market volatility. In addition, the Funds anticipate exposure at launch (which may change thereafter, including daily) to these types of instruments via investment in underlying mutual funds, with a range of approximately 7% - 17% of a Fund’s net assets depending upon market volatility.

Comment 6:	The first sentence in the first paragraph on page six of the Summary of the Fund – Principal Investment Strategies section discusses investing in money market funds. Describe the types of money market funds that can be held and disclose any principal risks relating to floating NAV, if applicable.

Response:	The Funds have revised their Principal Investment Strategies as follows;

The Fund may hold a significant amount of cash, money market instruments or other high quality, short-term investments, including shares of affiliated or unaffiliated money market funds which may have a floating net asset value, to cover obligations with respect to, or that may result from, the Fund’s investments in derivatives.

Comment 7:	Confirm that all principal investment strategies and principal risks of the underlying funds are disclosed in Items 4 and/or 9 and not just Appendix A and Appendix B. If not, revise the disclosure accordingly.

Response:	Appendix A (UNDERLYING FUNDS – INVESTMENT OBJECTIVES AND STRATEGIES) and Appendix B (UNDERLYING FUNDS – PRINCIPAL RISKS), which are part of the Fund’s statutory prospectus, are referenced in the More Information About the Fund section thereby alerting investors who are reading this section that, if they want to read about the Underlying Funds’ investment objectives, strategies and principal risks, they need only turn to that section within the same prospectus they are reading. We believe presenting this information in this manner serves to not overwhelm investors with perhaps “too much information” in the More Information About the Fund section.

Comment 8:	Please consider revising for brevity the Funds’ Principal Risks in the Summary of the Fund section, potentially relying more so on Item 9 to disclose certain further details of the Fund’s principal risks.

Response:	The Funds, after further re-evaluation of its Principal Risks sections, believe that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 9:	In the Summary of the Fund – Principal Risks section, for the Alternative Strategies Investment Risk, please explain if the reference to “exposure to other markets (such as commodity markets)” is relevant to the Funds.

Response:	The disclosure “(such as commodity markets)” will be removed from Alternatives Strategies Investment Risk.

Comment 10:	In the Summary of the Fund – Principal Risks section, for the Derivatives Risk, the references to correlation risk and volatility risk should be separately discussed in Item 9.

Response:	In the Item 9 section of the Funds’ prospectuses, in particular the Funds’ Principal Risks section, within the principal risk “Derivatives Risk,” each of correlation risk and volatility risk (among other risks) are discussed.

Comment 11:	In the disclosure regarding the benchmarks in the Summary of the Fund – Performance Information section, please explain which of those indexes will be the broad-based index and which index will be the additional index.

Response:	The Funds’ broad-based indexes are the S&P 500 Index and the Bloomberg Barclays U.S. Aggregate Bond Index. The Funds’ Blended Indexes are provided as supplemental, or secondary, benchmarks.

Comment 12:	If the Funds intend to count derivatives as part of their respective 80% policies, confirm that the Funds will not count the notional exposure of their respective derivatives investments towards the Fund’s 80% policy.

Response:	So confirmed.

Comment 13:	In the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus’ More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section.

Comment 14:	In the More Information About the Fund – Understanding Annual Fund Operating Expenses section, tailor the disclosure for a new fund.

Response:	The disclosure has been revised accordingly.

Comment 15:	Each Fund has an identical 80% policy. Please explain how the investment strategy is different among the three Funds.

Response:	Please see the response to Comment 3 above.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 16:	In the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section, explain the 1940 Act exceptions of buying or selling physical commodities.

Response:	Such disclosure will be added to the Fundamental and Non-fundamental Investment Policies – Summary of 1940 Act Restrictions of Certain Activities section of the SAI.

Comment 17:	Supplementally provide the basis for footnote (a) associated to buying and selling physical commodities policy “B1” in the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section.

Response:	The investment policy relates to transactions in physical commodities. Because the policy was adopted before swap contracts on financial instruments or rates were considered to be commodities, the policy does not limit the Fund’s ability to enter into swap contracts on financial instruments or rates. The footnote is intended to clarify that the policy with regard to physical commodities does not limit the Fund’s ability to invest in swap contracts on financial instruments or rates.

Comment 18:	In the subsequent disclosure (or in a footnote) to the Funds’ concentration policies in the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section, clarify that obligations of ‘political subdivisions’ referenced in (i) of each Fund’s concentration policy does not include private activity municipal securities.

Response:	The Fundamental and Non-fundamental Investment Policies – Fundamental Policies section of the SAI has been revised with the following clarifying disclosure within a footnote.

Investments in private activity bonds that are backed only by the assets and revenues of a non-governmental issuer are subject to a Fund’s industry concentration policy.

Comment 19:	Please add disclosure to the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies section indicating that a Fund will consider underlying fund concentration policies, if it invests in another investment company, when complying with its concentration policy.

Response:	The following language will be included in the SAI:

Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund, Columbia Variable Portfolio – U.S. Flexible Growth Fund and Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy. When evaluating compliance with its concentration policy, these Funds will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them.

Comment 20:	Please confirm that, if the Funds intend to invest in credit default swaps, the Funds will cover the full notional value of the swap.

Response:	If the Funds invest in credit default swaps, the Funds will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. As disclosed in the section About Fund Investments - Types of Investments – Credit Default Swap Agreements:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Comment 21:	Please confirm that, if the Funds intend to invest in total return swaps, the Funds are aware that an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (April 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:	While the Funds have no present intent to invest in such instruments, the Funds are aware of the referenced SEC publications, and will endeavor to stay abreast of relevant changes within the regulatory environment.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Variable Insurance Trust

Exhibit A

Fees and Expenses

(pending the Fund’s Board of Trustees’ approval)

Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract, which are disclosed in your Contract prospectus. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 2
Management fees	0.22%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.05%
Acquired fund fees and expenses(b)	0.43%
Total annual Fund operating expenses	0.95%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years
Class 2 (whether or not shares are redeemed)	$97	$303

Exhibit A

Fees and Expenses

(pending the Fund’s Board of Trustees’ approval)

Columbia Variable Portfolio – U.S. Flexible Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract, which are disclosed in your Contract prospectus. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 2
Management fees	0.22%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.03%
Acquired fund fees and expenses(b)	0.46%
Total annual Fund operating expenses	0.96%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years
Class 2 (whether or not shares are redeemed)	$98	$306

Exhibit A

Fees and Expenses

(pending the Fund’s Board of Trustees’ approval)

Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract, which are disclosed in your Contract prospectus. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 2
Management fees	0.22%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.03%
Acquired fund fees and expenses(b)	0.44%
Total annual Fund operating expenses	0.94%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(b)	Acquired fund fees and expenses are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years
Class 2 (whether or not shares are redeemed)	$96	$300